UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

PayPal Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

70450Y103

(CUSIP Number)

Pierre M. Omidyar

2211 North First Street

San Jose, California 95131

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 17, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70450Y103

1	NAMES OF REPORTING PERSONS: Pierre M. Omidyar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 82,062,558[1]
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: 82,062,558[1]
	10	SHARED DISPOSITIVE POWER: -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 82,062,558[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

[1]	Does not include 70,000 shares held of record by Pamela K. Omidyar, Mr. Omidyar’s spouse, as to which he has neither voting nor dispositive power. Amount reflects beneficial ownership as of February 16, 2016, the date Mr. Omidyar signed this report, which is less than the number of shares he originally received in the Distribution. See Item 3.

CUSIP No. 70450Y103

Item 1. Security and Issuer.

This Schedule 13D (the “Schedule 13D”) is being filed by Pierre Omidyar relating to the Common Stock, $0.0001 par value per share (“Common Stock”) of PayPal Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2211 North First Street, San Jose, California 95131.

Item 2. Identity and Background.

(a)	This Schedule 13D is filed by Pierre M. Omidyar (the “Reporting Person”).

(b)	The address of the principal place of business of the Reporting Person is 2211 North First Street, San Jose, California 95131.

(c)	The principal business of the Reporting Person is Investing/Philanthropy

(d)	During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in the Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

On June 26, 2015, the Issuer entered into a separation and distribution agreement with eBay Inc. (“eBay”), pursuant to which eBay agreed to transfer its payments business to the Issuer (the “Separation”) and distribute 100% of the outstanding common stock of the Issuer to eBay stockholders in a tax-free distribution (the “Distribution”). The Distribution was made at 11:59 p.m., New York City time, on July 17, 2015 (the “Effective Time”), to eBay stockholders of record as of the close of business on July 8, 2015. As a result of the Distribution, (i) the Issuer is now an independent public company and its common stock is listed under the symbol “PYPL” on The NASDAQ Stock Market and (ii) the Reporting Person initially received 96,009,558 shares of the Common Stock of the Issuer (including 70,000 shares held by the Reporting Person’s spouse as to which the Reporting Person disclaims beneficial ownership) for no consideration, the equivalent amount of the Reporting Person’s ownership of common stock of eBay at the Effective Time.

Item 4. Purpose of Transaction.

The Reporting Person received the Common Stock of the Issuer without consideration in connection with the Separation and the Distribution.

Item 5. Interest in Securities of the Issuer.

The following information with respect to the ownership of the Common Stock by the Reporting Person filing this Statement on Schedule 13D is provided as of the date of this filing:

Reporting Person	Shares Held Directly (1)	Sole Voting Power (1)	Shared Voting Power	Sole Dispositive Power (1)	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class
Pierre M. Omidyar	82,062,558	82,062,558	0	82,062,558	0	82,062,558	6.9%

(1)	Does not include 70,000 shares held of record by Pamela K. Omidyar, Mr. Omidyar’s spouse, as to which he has neither voting nor dispositive power. Amount reflects beneficial ownership as of February 16, 2016, the date Mr. Omidyar signed this report, which is less than the number of shares he originally received in the Distribution. See Item 3.

CUSIP No. 70450Y103

The information provided in Item 3 is hereby incorporated by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7. Material to Be Filed as Exhibits.

None.

CUSIP No. 70450Y103

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2016
Date

/s/ Pierre M. Omidyar
Signature

Pierre M. Omidyar
Name/Title